August 20, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento
Chris Edwards
Christie Wong
Brian Cascio

Re:	AMPLITUDE HEALTHCARE ACQUISITION CORPORATION
Amendment No. 2 to Registration Statement on Form S-4
Filed August 9, 2021
File No. 333-256875

Ladies and Gentlemen:

This letter is being submitted on behalf of Amplitude Healthcare Acquisition Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-4, filed on August 9, 2021 (the “Second Amended Registration Statement”), as set forth in the Staff’s letter dated August 17, 2021 to Bala Venkataraman, Chief Executive Officer of the Company (this “Comment Letter”). The Company is concurrently filing its Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refer to the Second Amended Registration Statement, and the page references in the response refer to the Third Amended Registration Statement. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Third Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Third Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

Summary of the Proxy Statement/Prospectus

Jasper, page 22

1.	From your disclosure on pages 197 and 199, it appears that your clinical trial for JSP191 for the treatment of MDS/AML is an ongoing Phase 1 trial that is currently enrolling a Phase 1b dose expansion and your clinical trial for JSP191 for the treatment of SCID is an ongoing Phase 1/2 trial that will complete enrollment by the end of 2022. Given that disclosure, it appears that you should revise the pipeline table here and on page 189 to shorten the corresponding boxes to no longer than the middle of Phase 1, rather than the end of Phase 1, for the MDS/AML trial and the beginning of Phase 2, rather than the end of Phase 2, for the SCID trial. Please also review the current status of your product candidates that are shown in the pipeline table to have completed the preclinical phase and revise the pipeline table as appropriate. We also note that your milestone column indicates that the next milestone for JSP191 for the treatment of MDS/AML is completion of study enrollment of a Phase 1/2 trial. Please revise or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 24 and 191 of the Third Amended Registration Statement in response to the Staff’s comment.

[Signature Page Follows]

If you require additional information, please telephone the undersigned at (212) 295-6834. Thank you for your assistance.

Sincerely,

/s/ Christopher D. Barnstable-Brown
Christopher D. Barnstable-Brown, Esq.

cc:

Bala Venkataraman

Vishal Kapoor

Amplitude Healthcare Acquisition Corporation